4FRONT HOLDINGS LLC

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2019 AND 2018

(IN US DOLLARS)

(UNAUDITED)

4FRONT HOLDINGS LLC
TABLE OF CONTENTS

Page(s)
FINANCIAL STATEMENTS:
Condensed Interim Consolidated Statements of Financial Position	1
Condensed Interim Consolidated Statements of Operations	2
Condensed Interim Consolidated Statements of Changes in Members’ Equity	3
Condensed Interim Consolidated Statements of Cash Flows	4-5
Notes to Unaudited Interim Condensed Financial statements	6-29

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statements of Financial Position
For the Periods Ended June 30, 2019 and December 31, 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

		June 30,	December 31,
	Note	2019	2018
ASSETS
Current Assets:
Cash		$2,400,359	$1,262,733
Restricted Cash	Note 10	21,914,115	-
Other Receivables	Note 16	2,506,655	3,920,000
Inventory	Note 3	6,600,813	4,028,506
Biological Assets	Note 4	782,602	755,309
Prepaid Expenses		407,766	266,094
Notes Receivable and Accrued Interest from Related Parties	Note 5	-	490,000
Total Current Assets		34,612,310	10,722,642

Property and Equipment, Net	Note 7	17,971,082	13,580,803
Notes Receivable and Accrued Interest from Related Parties	Note 5	16,220,913	12,121,951
Intangible Assets, Net	Note 6	39,239,103	27,959,021
Right-Of-Use Assets	Note 9	4,828,972	-
Deposits		783,259	631,610
TOTAL ASSETS		$113,655,639	$65,016,027

LIABILITIES AND OWNERS' EQUITY

LIABILITIES
Current Liabilities:
Accounts Payable		$2,224,012	$1,283,279
Accrued Expenses and Other Current Liabilities		1,164,574	667,409
Taxes Payable		312,710	647,846
Deferred Rent		-	909
Lease Liability	Note 9	667,456	41,940
Notes Payable and Accrued Interest	Note 10	10,471,103	9,198,014
Notes Payable and Accrued Interest to Related Parties	Note 10	10,191,502	-
Total Current Liabilities		25,031,357	11,839,397

Notes Payable and Accrued Interest	Note 10	33,520,802	-
Deferred Tax Liability	Note 2	358,971	232,321
Deferred Rent		-	228,638
Lease Liability	Note 9	4,370,368	45,598

TOTAL LIABILITIES		63,281,498	12,345,954

MEMBERS' EQUITY (DEFICIT)
Controlling Interest Members' Equity		50,431,626	53,317,388
Non-Controlling Interest Members' Equity	Note 13	(57,485)	(647,315)
TOTAL MEMBERS' EQUITY (DEFICIT)		50,374,141	52,670,073
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		$113,655,639	$65,016,027

Nature of Operations and Going Concern (Note 1)
Commitments and Contingencies (Note 16)
Subsequent Events (Note 19)

Approved and authorized by the Board of Directors on August 29, 2019

"Eric Rey"	"David Daily"
Board of Directors of 4Front Ventures Corp.	Board of Directors of 4Front Ventures Corp.

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statements of Operations
For the Three and Six Months Ended June 30, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Note	2019	2018	2019	2018
REVENUE
Dispensary Sales		$4,040,845	$141,973	$7,404,059	$201,341
Wholesale Sales		42,592	-	55,946	-
Management Fee Revenue		237,147	-	357,856	-
Consulting Revenue		-	56,886	59,602	173,339
Total Gross Revenue		4,320,584	198,859	7,877,463	374,680
Cost of Goods Sold - Sale of Grown and Manufactured Products		(1,122,293)	(345,278)	(2,349,450)	(556,535)
Cost of Goods Sold - Sale of Purchased Products		(1,293,965)	(110,322)	(2,438,676)	(152,976)
Gain (Loss) on Changes in Fair Value of Biological Assets	Note 4	(151,943)	-	383,226	-
Gross Profit (Loss)		1,752,383	(256,741)	3,472,563	(334,831)

OPERATING EXPENSES

Selling, General and Administrative Expenses	Note 11	8,653,974	2,664,293	14,879,798	4,318,649

Loss from Operations		(6,901,591)	(2,921,034)	(11,407,235)	(4,653,480)

Other Income (Expense)
Interest Income		463,906	118,292	861,422	200,456
Other Income	Note 16	2,500,000	-	2,500,000	-
Interest Expense		(950,156)	(725,765)	(1,272,778)	(1,007,488)
Other Expense		-	(32,500)	-	(32,500)
Total Other Income (Expense)		2,013,750	(639,973)	2,088,644	(839,532)

Net Loss Before Income Taxes		(4,887,841)	(3,561,007)	(9,318,591)	(5,493,012)

Income Tax Expense		(488,362)	-	(989,515)	-

Net Loss After Income Tax Expense		(5,376,203)	(3,561,007)	(10,308,106)	(5,493,012)

Net Loss Attributable To Non-Controlling Interest		(23,864)	(71,330)	(110,302)	(304,323)

Net Loss Attributable to 4Front Holdings LLC		$(5,352,339)	$(3,489,677)	$(10,197,804)	$(5,188,689)

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statements of Changes in Members' Equity (Deficit)
For the Six Months Ended June 30, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

						Non-Controlling
						Interest
		Preferred	Common	Contributed	Accumulated	Members'	Total
	Note	Units	Units	Capital	Deficit	Equity	Equity

Balance, January 1, 2018		500,000	144,806	$11,102,364	$(11,450,567)	$(208,753)	$(556,956)

Members' contributions	Note 12	-	-	-	-	22,500	22,500
Share-based compensation	Note 14	-	1,650	298,833	-	-	298,833
Conversion of debt to Class D units	Note 14	-	-	12,441,124	-	-	12,441,124
Sale of Class D units	Note 12	-	39,745	12,122,278	-	-	12,122,278
Net loss		-	-	-	(5,188,689)	(304,323)	(5,493,012)

Balance, June 30, 2018		500,000	186,201	35,964,599	(16,639,256)	(490,576)	18,834,767

Balance, January 1, 2019		500,000	301,005	72,236,143	(18,918,755)	(647,315)	52,670,073

Issuance of Class F units for acquisition of PHX Interactive	Note 8	-	-	2,675,000	-	-	2,675,000
Issuance of Class F units for acquisition of OM Medicine of Michigan	Note 8	-	-	4,400,000	-	-	4,400,000
Issuance of Class F units for acquisition of non-controlling interests	Note 12	-	11,642	5,666,744	-	-	5,666,744
Purchase of non-controlling interests	Note 12	-	-	(4,936,848)	-	(729,896)	(5,666,744)
Implementation of IFRS 16	Note 2	-	-	-	228,638	-	228,638
Share-based compensation	Note 14	-	1,650	708,536	-	-	708,536
Net loss		-	-	-	(10,197,804)	(110,302)	(10,308,106)

Balance, June 30, 2019		500,000	314,297	80,749,575	(28,887,921)	(1,487,513)	50,374,141

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Condensed Interim Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2019 and 2018
(Unaudited - Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(10,197,804)	$(5,188,689)
Net loss attributable to non-controlling interest	(110,302)	(304,323)
Adjustments to reconcile change in net loss to net cash used by operating activities
Depreciation and amortization	1,402,227	89,474
Equity based compensation	708,536	298,833
Accrued interest income on notes receivable from related parties	(451,350)	(157,485)
Accrued interest on notes payable to related parties	342,110	(208,082)
Deferred rent expense	(909)	27,487
Deferred tax liability	126,650	-
Amortization of Lease Liability per IFRS 16	(231,206)	-
Accounts receivable	-	18,576
Other receivables	1,450,330	50,577
Deposits	(149,649)	(112,471)
Inventory	(2,183,337)	(17,070)
Biological assets	(27,293)	-
Prepaid expenses	(141,672)	(27,003)
Accounts payable	704,360	181,508
Accrued expenses and other liabilities	420,716	259,859
Taxes payable	(335,136)	-
Unearned revenue	-	130,000

NET CASH USED IN OPERATING ACTIVITIES	(8,673,728)	(4,958,808)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of PHX Interactive, Net of Cash Acquired	(3,258,291)	-
Purchase of Om Medicine, Net of Cash Acquired	(176,367)	-
Issuance of notes receivable to related parties	(3,157,612)	(4,497,670)
Purchases of property and equipment	(4,883,033)	(2,737,337)

NET CASH USED IN INVESTING ACTIVITIES	(11,475,303)	(7,235,008)

CASH FLOWS FROM FINANCING ACTIVITIES

Sale of Class D units	-	12,122,278
Non-controlling interest members' contributions	-	22,500
Proceeds from related party loan	9,887,000	-
Proceeds from LI Lending LLC loan, net of restricted cash	11,606,687	-
Repayment of Notes Payable	(207,029)	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	21,286,658	12,144,778

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Unaudited Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2019 and 2018
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2019	2018

NET INCREASE (DECREASE) IN CASH	1,137,626	(49,038)

CASH, BEGINNING OF YEAR	1,262,733	3,608,506

CASH, END OF YEAR	$2,400,359	$3,559,468

Cash paid for interest	$411,010	$183,510

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES

Recording Right-To-Use-Assets with implementation of IFRS 16	$4,607,982	$-
Recording Lease Liability with implementation of IFRS 16	$4,607,982	$-
Issuance of Class F units for purchase of PHX Interactive	$2,675,000	$-
Issuance of Class F units for purchase of OM Medicine	$4,400,000	$-
Issuance of Class F units for purchase of non-controlling interests	$5,666,744	$-

Acquisition of PHX Interactive Inc.
Inventory	$90,754	$-
Property & equipment	72,745	-
Deposit	2,000	-
Intangible assets and goodwill	6,225,044	-
Accounts payable	(137,427)	-
Accrued liabilities	(14,765)	-
Issuance of equity	(2,675,000)	-
Issuance of notes and other payables	(305,060)	-
	$3,258,291	$-

Acquisition of Om Medicine of Michigan Inc.
Inventory	$298,216	$-
Property & equipment	191,708	-
Intangible assets and goodwill	5,384,523	-
Right-of-use-asset	573,510	-
Accounts payable	(98,946)	-
Accrued liabilities	(61,684)	-
Note payable	(79,715)	-
Lease liability	(573,510)	-
Issuance of equity	(4,400,000)	-
Issuance of notes and other payables	(1,057,735)	-
	$176,367	$-

The accompanying notes are an integral part of these condensed consolidated financial statements

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.	GENERAL INFORMATION

These financial statements were prepared by management and were not reviewed by an independent accounting firm.

Nature of Operations and Going Concern

4Front Holdings LLC ("Holdings") is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. ("Ventures") (collectively the "Company"). The Company owns or manages licensed cannabis facilities in state-licensed markets in the United States. On November 13, 2018 the Company acquired Healthy Pharms, Inc. (HPI) an operator of a licensed cannabis production facility and a dispensary in Georgetown, Massachusetts, and a dispensary in Cambridge, Massachusetts. On February 22, 2019, the Company acquired PHX Interactive, LLC, a management company and lender which manages and lends to a licensed cannabis dispensary in Phoenix, Arizona. On April 15, 2019 acquired Om of Medicine LLC, a dispensary in Michigan. As of June 30, 2019, the Company owns and operates five dispensaries in Illinois, Massachusetts (two), Michigan, and Pennsylvania, and two cultivation facilities in Illinois and Massachusetts. The Company also manages five dispensaries in Arizona, Arkansas, Maryland (two), and Massachusetts. The Company began managing an additional dispensary in Maryland in July 2019.

On July 31, 2019, Cannex Capital Holdings, Inc. ("Cannex") and 4Front completed their business combination and the creation of 4Front Ventures Corp. ("4Front Ventures") which now indirectly owns and operates the assets of Cannex and 4Front. The Class A subordinate voting shares of 4Front

Venture ("Subordinate Voting Shares") now trade on the Canadian Securities Exchange ("CSE") under the new ticker "FFNT." See Note 19 for additional details.

The Company operates a consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities.

These unaudited condensed consolidated interim financial statements (the "financial statements") have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. Due to losses during the Company’s current growth phase, the Company has been required to secure sufficient financing to fund its working capital requirements and with the closing of the Cannex business combination has secured adequate funding for the next year.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies for the Company are as follows:

(a)	Basis of Preparation

The financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34"), using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee ("IFRIC").

The financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB and IFRIC. The accounting policies and critical estimates used in preparing these interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2018 except for new policies adopted and disclosed in Note 2(f).

These financial statements were approved and authorized for issue by the Board of Directors of 4Front Ventures Corp. on August 29, 2019.

(b)	Basis of Measurement

These financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments and biological assets that are measured at fair value as described herein.

(c)	Functional Currency

The Company and its affiliates’ functional currency is the United States ("U.S.") dollar. These financial statements are presented in U.S. dollars.

(d)	Basis of Consolidation

These financial statements incorporate the financial statements of the Company and its affiliates. Affiliates are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of affiliates are included in the financial statements from the date that control commences until the date that control ceases.

The accompanying financial statements include all of the Company’s affiliates in which the Company has control, most often because the Company holds a majority voting interest.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Illinois Grown Medicine LLC (IGM) and Harborside Illinois Grown Medicine Inc. (Harborside IGM) are consolidated affiliates because an executive of the Company owns 60% of the entities. The executive has assigned to the Company control over the financial and operating policies of the entities and has assigned to the Company a beneficial interest in 60% of the income or loss of the entities.

The Company reevaluates whether there is a controlling financial interest in these entities when the voting rights change.

The accompanying financial statements consolidate the following subsidiaries and affiliates of 4Front Holdings LLC:

			June 30,	December
			2019	31, 2018
		State of	Ownership	Ownership
Business Name	Entity Type	Operations	%	%
4Front Ventures, Inc.	Holding Company	Arizona	100%	100%
4Front Advisors, LLC	Professional Services	Various	100%	100%
Mission Partners USA, LLC	Investment Company	Arizona	100%	100%
Linchpin Investors, LLC	Finance Company	Arizona	100%	100%
Healthy Pharms, Inc.	Cultivation & Dispensaries	Massachusetts	100%	100%
PHX Interactive LLC	Management Company	Arizona	100%	-
4Front Management Associates, LLC	Management Company	Massachusetts	100%	76%
MMA Capital, LLC	Finance Company	Massachusetts	100%	76%
Illinois Grown Medicine, LLC	Cultivation Facility	Illinois	100%	60%
Harborside Illinois Grown Medicine Inc.	Dispensary	Illinois	100%	60%
Mission Maryland, LLC	Dispensary	Maryland	100%	85%
Mission Pennsylvania II LLC	Dispensary	Pennsylvania	100%	100%
4Front CIHI Investco, LLC	Investment Company	Maryland	100%	95%
4Front PM Investco, LLC	Investment Company	Maryland	100%	95%
4Front MARI Investco, LLC	Investment Company	Maryland	100%	100%
Silver Spring Consulting Group, LLC	Management Company	Maryland	80%	76%
Adroit Consulting Group, LLC	Management Company	Maryland	100%	56%
Old Line State Consulting Group, LLC	Management Company	Maryland	100%	60%

Non-controlling interests are separated from the members of the Company’s interest in the financial statements.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of these financial statements in conformity with IFRS requires management to make judgements, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these financial statements have been set out in Note 2 of the audited financial statements for the years ended December 31, 2018 and 2017.

(f)	Recent Accounting Pronouncements

The Company has adopted IFRS 16 - Leases (‘‘IFRS 16’’) with the date of initial application of January 1, 2019 using the modified retrospective approach. Comparative information has not been restated and continues to be reported under IAS 17 —Leases (‘‘IAS 17’’) (accounting standard in effect for those periods).

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The standard introduces a single, on-balance sheet recognition and measurement model for lessees, eliminating the distinction between operating and finance leases. Lessees recognize a right-of-use asset representing its control of and right to use the underlying asset and a lease liability representing its obligation to make future lease payments.

Right-of-use assets

At commencement date, the Company has measured the right-of-use asset at cost which comprises of:

the amount of the initial measurement of the lease liability;
any lease payments made at or before the commencement date, less any lease incentives received;
any initial direct costs incurred by the lessee; and

an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

There are no dismantling, removal and restoration costs included in the cost of the right -of-use asset as management has not incurred an obligation for those costs.

Lease liabilities

At the commencement date, the Company measured the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee uses the lessee’s incremental borrowing rate.

(f)	Recent Accounting Pronouncements (Continued)

The lease payments included in the measurement of the lease liability comprise the following payments for the right to use the underlying asset during the lease term that are not paid at the commencement date:

fixed payments (including in-substance fixed payments), less any lease incentives receivable;
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
amounts expected to be payable by the lessee under residual value guarantees;
the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Subsequent Measurements

After the commencement date, the Company recognized depreciation and impairment of the right -of- use asset in profit or loss. The Company also recognized in profit or loss the interest on the lease liability. There were no variable lease payments which were not included in the measurement of the lease liability.

Exemptions and practical expedients

IFRS 16 permits the use of exemptions and practical expedients. The Company applied the following recognition exemptions and practical expedients:

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

• grandfather lease definition for existing contracts at the date of initial application; • exclude low-value and short-term leases from IFRS 16 lease accounting;

• use portfolio application for leases with similar characteristics, such as vehicle and equipment leases;
• apply a single discount rate to a portfolio of leases with reasonably similar characteristics at the date of initial application;
• exclude initial direct costs from the measurement of the right-of-use assets at the date of initial application;
• use hindsight in determining lease term at the date of initial application

The financial impact of applying the standard resulted in a $4,634,658 increase in right-of-use assets, an increase of $4,634,658 in lease liability, a $228,638 adjustment to retained earnings, and a $228,638 decrease to deferred rent. The weighted average incremental borrowing rate applied to the lease liabilities was 10.25%.

(f)	Recent Accounting Pronouncements (Continued)

The following table provides a reconciliation of the commitments as at December 31, 2018 to the

Company’s lease liabilities as at January 1, 2019:

Lease liability - current portion	$41,940
Lease liability	45,596

Total lease liability as of December 31, 2018	87,536
Lease liabilities previously not recognized under IFRS 16	4,634,658
Lease liability as of January 1, 2019	$4,722,194

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.	INVENTORY

The Company’s inventory includes the following at June 30, 2019 and December 31, 2018:

	2019	2018
Raw Materials - Harvested Cannabis	$184,771	$247,588
Work in Process – Flower and Extract	5,347,841	3,437,445
Finished Goods – Packaged Products	1,068,201	343,473
Total Inventory	$6,600,813	$4,028,506

Raw material is harvested cannabis where the flower has not been removed. Work in Process is processed bulk flower and processed cannabis oil. Finished goods are ready for sale and include purchased and manufactured packaged flower, pre-rolls, vape cartridges, edibles, and paraphernalia.

Cannabis inventory that is grown and manufactured by the Company is valued at the lower of cost or net realizable value, which is the value at harvest, plus cost to complete, less cost to sell. Cost is determined by using the average cost method. The Company reviews inventory for obsolete, redundant and slow moving goods and any such inventory identified is written down to net realizable value.

Inventory that is purchased from third parties is valued at the lower of net realizable value or cost plus certain costs to purchase the inventory.

4.	BIOLOGICAL ASSETS

Biological assets consist of live cannabis plants. For the six months ended June 30, 2019 and the year ended December 31, 2018, the changes in the carrying value of biological assets are shown below.

Biological Assets

	June 30, 2019	December 31,2018
Beginning balance	$755,309	$410,768
Costs to grow harvested and live plants	3,336,518	2,000,144
Net change in fair value less costs to sell due to biological transformation	383,227	418,355
Transferred to inventory upon harvest	(3,692,452)	(2,073,958)

Ending balance	$782,602	$755,309

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.	BIOLOGICAL ASSETS (Continued)

The Company values its biological assets at the end of each reporting period at fair value less costs to sell and complete. Average harvest yields for the six months ending June 30, 2019 were used to value plants at June 30, 2019. The cost to bring each live plant to harvest was estimated based on actual costs to grow plants for the six months ending June 30, 2019. The average sales price of cannabis flower at the HPI dispensaries for the six months ending June 30, 2019 was used as the estimated sales price of harvested flower for HPI. For IGM, the average wholesale price of cannabis sold in 2019 through June 30, 2019 was used. Selling cost was estimated based on actual selling costs at the HPI dispensaries and estimated wholesale selling costs for IGM. Using the age of the plant and the harvest date of each plant, a valuation model was used to determine the value of each live plant at June 30, 2019.

The significant assumptions used in determining the fair value of cannabis plants at June 30, 2019 and December 31, 2018 are as follows:

	June 30, 2019		December 31, 2018
	HPI	IGM	HPI	IGM
Average selling price of flower per gram	$9.09	$6.00	$10.25	$5.00
Post harvesting processing costs per gram	$0.87	$0.75	$0.79	$0.25
Selling costs per gram	$2.21	$0.75	$3.36	$0.25
Yield per plant in grams	81	159	77	167
Number of growing days before harvest	108	75	108	75

At June 30, 2019 management has quantified the sensitivity of the inputs and has determined the following:

•	A decrease in the selling price per gram by 5% would result in the biological assets value decreasing by $55,592.
•	A decrease in the harvest yield per plant of 5% would result in the biological assets value decreasing by $39,140.
•	An increase in the number of growing days to harvest of 5% would result in the biological assets value decreasing by $38,889

At December 31, 2018 management has quantified the sensitivity of the inputs and has determined the following:

•	A decrease in the selling price per gram by 5% would result in the biological assets value decreasing by $54,661.
•	A decrease in the harvest yield per plant of 5% would result in the biological assets value decreasing by $37,765.
•	An increase in the number of growing days to harvest of 5% would result in the biological assets value decreasing by $40,179

Biological assets are measured using Level 3 inputs, and therefore are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.	BIOLOGICAL ASSETS (Continued)

All of the plants are to be harvested as agricultural produce (cannabis flower) and at June 30, 2019, the biological assets were on average 51% completed for HPI plants, and 55% for IGM plants.

Mother plants, or bearer plants, are plants grown for the purpose of taking cuttings in order to grow additional plants of the same type as the bearer plant. Bearer plants are critical to the success of the business, however are not measured for accounting purposes. Bearer plants are plants that once mature are held strictly to grow produce over their useful life.

Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations in the related period.

5.	NOTES RECEIVABLE AND ACCRUED INTEREST FROM RELATED PARTIES

The Company held various notes receivable totaling $16.2 million and $12.1 million at June 30, 2019, and December 31, 2018, respectively, from related parties that hold cannabis licenses or control real estate that can be used for a cannabis facility. The parties are related because a Company executive is a member of the Board of Managers or the Board of Directors of the party, or employees of the Company have a significant ownership of the party. The notes are due on demand, and interest rates range from 0% to 18%. The notes require no payments prior to demand, and the Company does not expect to demand repayment on any note prior to the dispensaries or cultivation facilities becoming operational. The notes are expected to be repaid from cash flows from the dispensaries and cultivation facilities once they open. See Note 17 for additional information on the notes receivable.

6.	INTANGIBLE ASSETS AND GOODWILL

At June 30, 2019 and December 31, 2018, the Company held intangible assets as follows:

		June 30,	December 31,
	Life	2019	2018

Cultivation & dispensary licenses		$24,080,541	$18,741,003
Customer relationships	5 years	2,900,000	2,900,000
Non-competition agreement	3 years	150,000	150,000
Non-competition agreement	2 years	100,000	100,000
Trademarks	1 year	100,000	100,000
Total identifiable intangible assets		27,330,541	21,991,003

Goodwill		12,298,562	6,065,518

Less accumulated amortization		(390,000)	(97,500)

Total Intangible Assets		$39,239,103	$27,959,021

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

6.	INTANGIBLE ASSETS AND GOODWILL (continued)

The Company’s management has determined that the cannabis licenses and goodwill have indefinite useful lives and are not amortized. Intangible assets with indefinite useful lives are reviewed for impairment at least annually. No impairment has been recognized through the six months ended June 30, 2019 nor June 30, 2018. For the six months ended June 30, 2019 and 2018, $390,000 and $0, respectively in amortization was recognized and is included in Selling, General and Administrative expenses in the Consolidated Statements of Operations.

7.	PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, at cost less accumulated depreciation as of June 30, 2019, and December 31, 2018:

			Furniture,
	Buildings	Building	Equipment,	Leasehold	Total
		Improvements	And Other	Improvements
Cost
Balance, December 31, 2018	$674,259	$2,586,325	$2,557,518	$8,935,918	$14,754,020
Additions	650,400	104,059	1,648,891	2,484,881	4,888,231
Acquisitions	-	-	197,168	252,193	449,361
Balance June 30, 2019	$1,324,659	$2,690,384	$4,403,577	$11,672,992	$20,091,612

Accumulated Depreciation
Balance, December 31, 2018	$11,674	$173,902	$278,972	$708,669	$1,173,217
Depreciation	4,002	79,550	420,167	258,685	762,405
Acquisitions	-	-	67,146	117,762	184,908
Balance June 30, 2019	$15,676	$253,452	$766,285	$1,085,117	$2,120,530

Net Book Value
December 31, 2018	$662,585	$2,412,423	$2,278,546	$8,227,249	$13,580,803
June 30, 2019	$1,308,983	$2,436,932	$3,637,292	$10,587,875	$17,971,082

Depreciation of property and equipment is computed using the straight-line method over the asset’s estimated useful life. Depreciation expense for the six months ended June 30, 2019, and 2018 was $762,404 and $87,630 respectively, of which $206,006 and $0 respectively, is included in cost of goods sold. Depreciation expense for the three months ended June 30, 2019, and 2018 was $392,205 and $48,596, respectively, of which none is included in cost of goods sold.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.	ACQUISITION OF SUBSIDIARIES

On February 22, 2019, the Company completed an acquisition of PHX Interactive, LLC, an entity that manages and lends to Greens Goddess Products, Inc., a cannabis license holder and dispensary operator in Phoenix, Arizona. The purchase price was $6.3 million and was paid in cash of approximately $3.3 million, the issuance of 5,496 Class F units with an approximate value of $2.7 million, and the future payment of approximately $0.3 million in payables.

The transaction is accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

The following table summarizes the preliminary purchase price allocation:

Cash	$101,567
Inventory	90,754
Property and Equipment	72,745
Deposit	2,000
Goodwill	6,225,044
Accounts Payable	(137,428)
Accrued Liabilities	(14,765)
Fair value of net assets acquired	$6,339,917

Cash Consideration	$3,359,857
Payables issued	305,060
Equity paid in kind	2,675,000

Fair value of consideration	$6,339,917

Goodwill is the difference between the net assets acquired and the consideration paid.

Prior to the acquisition, PHX Interactive LLC did not formally charge Greens Goddess Inc. for management services provided. Thus the combined revenue and net income for Holdings and PHX Interactive LLC are not meaningful and are not included. Revenue and net income since the acquisition that is included in the statements of operations for the six months ended June 30, 2019 is $357,856 and $11,762 respectively.

Acquisition costs, of $40,587, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the period in which they were incurred.

The purchase price allocation is preliminary and the Company has up to one year to make adjustments to the purchase price allocation.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.	ACQUISITION OF SUBSIDIARIES (continued)

On April 15, 2019, the Company completed an acquisition of Om of Medicine LLC, an entity that owns a cannabis license in Michigan and operates a dispensary in Ann Arbor. The purchase price was $5.68 million, $0.23 million was paid in cash, $0.85 million will be held by the Company to pay future taxes, other expenses, or payments to the sellers, and the remaining $4.4 million was paid in kind with the issuance of 9,039.54 Class F units. The Company may be required to pay contingent consideration that is dependent on the future gross sales of Om of Medicine LLC. The Company will determine the fair value of any contingent payments and will include this as an adjustment to the purchase price accounting within a year from the acquisition.

The transaction is accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

The following table summarizes the preliminary purchase price allocation:

Cash	$50,557
Inventory	298,216
Property and Equipment	191,708
Right-To-Use-Asset	573,510
Goodwill	5,384,523
Accounts Payable	(98,946)
Accrued Liabilities	(61,684)
Lease Liability	(573,510)
Note Payable	(79,715)
Fair value of net assets acquired	$5,684,659

Cash Consideration	$226,924
Payables issued	1,057,735
Equity paid in kind	4,400,000

Fair value of consideration	$5,684,659

As of the as of the issuance date, the Company has not completed the business combination accounting and is unable to provide combined revenue and profit or loss for the periods presented due to prior period adjustments that are needed to make the acquisition’s financial statements IFRS compliant. Revenue and net income since the acquisition for the six months ended June 30, 2019 that is included in the statements of operations is $597,063 and $151,852 respectively.

Acquisition costs, of $40,587, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the period in which they were incurred.

The purchase price allocation is preliminary and the Company has up to one year to make adjustments to the purchase price allocation.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.	RIGHT-OF-USE ASSETS AND LEASE LIABILITY

The Company recognized right-of-use assets representing its control of and right to use the underlying asset for real estate leases. As of June 30, 2019 the right-of-use assets consisted of the following:

Balance as of January 1, 2019 (see Note 2)	$4,722,194
Additions	573,510
Amortization	(468,732)
Balance as of June 30, 2019	$4,828,972

The Company recognized a lease liability for future minimum lease payments on real estate leases and on one equipment lease. As of June 30, 2019 the lease liability consisted of the following:

Balance as of January 1, 2019 (see Note 2)	$4,722,194
Additions	573,510
Lease Payments	(257,880)
Balance as of June 30, 2019	$5,037,824
Lease Liability – Current	$667,456
Lease Liability – Long term	$4,370,368

The Company has right-of-use assets and lease liabilities for leased real estate for dispensaries, cultivation facilities and one equipment lease. The incremental borrowing rate for the Company at January 1, 2019 and through June 30, 2019 was 10.25% .

10.	NOTES PAYABLE

At June 30, 2019, the Company had $10.5 million in notes payable from the acquisition of Healthy Pharms Inc. ($9.3 million), Om of Medicine LLC ($1.1 million), and PHX Interactive LLC ($0.1 million). A note for $3.5 million for Healthy Pharms Inc. has an interest rate of 15% and the other notes do not charge interest.

On May 10, 2019 the Company received a $50 million loan from LI Lending LLC, a third party. Per the loan agreement, the lender can advance up to $45 million immediately. The advanced funds are kept in a bank account that is owned by the Company, but in which control can be assumed by the lender in the event of default on the loan. The funds can be used for permitted uses which include the acquisition and development of real estate to be used for cannabis operations. The loan matures in five years and has an interest rate of 10.25% . As of June 30, 2019, the loan balance including accrued interest was $33,520,802 and $21,914,115 of the proceeds were held in a bank account and are shown as Restricted Cash in the Statement of Financial Position.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

10.	NOTES PAYABLE (continued)

On December 24, 2018, the Company received an $8 million line of credit from Cannex, a related party due to a business combination agreement with the Company (see Note 1 and Note 19). The line of credit was used prior to the completion of the merger. In March 2019 this line of credit was increased to $13 million. This line can be used for general corporate expenses and for acquisitions. The interest rate on the loan was 5.5% per annum through April, 30, 2019 and increased to 10.5% on May 1, 2019. With the completion of the business combination with Cannex on July 31, 2019, the balance of the loan was eliminated. As of June 30, 2019, $10.2 million was outstanding on the loan.

11.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For six months ended June 30, 2019 and 2018, general and administrative expenses were comprised of:

	2019	2018

Salaries & Benefits	$5,313,496	$1,582,612
Expenses related to the Business Combination with Cannex	2,185,531	-
Professional Services	906,357	520,882
Legal Expenses	847,096	425,507
Marketing and Advertising	716,465	161,703
Share-Based Compensation (Note 14)	708,536	298,833
Depreciation Expense	556,398	86,630
Licensing Expenses	552,388	86,614
Information Technology Expenses	510,077	52,531
Travel	500,494	144,249
Audit and Tax Services	488,884	121,587
Amortization of Intangible Assets	390,000	-
Other	1,201,076	837,501
Total	$14,879,798	$4,318,649

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

11.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (continued)

For three months ended June 30, 2019 and 2018, general and administrative expenses were comprised of:

	2019	2018

Salaries & Benefits	$3,174,093	$1,056,486
Expenses related to the Business Combination with Cannex	1,334,513	-
Professional Services	672,768	342,152
Legal Expenses	435,758	192,732
Marketing and Advertising	300,342	94,139
Share-Based Compensation	249,356	176,903
Depreciation Expense	303,685	47,596
Licensing Expenses	431,076	43,917
Information Technology Expenses	281,783	44,004
Travel	293,075	103,424
Audit and Tax Services	289,736	80,264
Amortization of Intangible Assets	195,000	-
Other	692,789	482,676
Total	$8,653,974	$2,664,293

12.	MEMBERS’ EQUITY

From February 2018 through June 2018, the Company completed a financing of Class D units for proceeds of $13.4 million. The price of all Class D units was $442.50. The Class D units receive a preferred return of 5% that has a preference that is similar to the Class A units. After the Class A units and the Class D units receive their full preferred return, the Class D units participate with the Class B and the Class C units in any additional distributions except that the Class D units additional distributions are reduced by the value of the Class D preferred return. The Class D units have a right to elect one Manager who will sit on the Board of Managers.

On March 19, 2019, the Company, through an affiliate, purchased the remaining 5% interest in 4Front PM Investco LLC from a non-controlling interest by issuing 233 Class F units with a value of $113,413. The carrying value of the non-controlling interest on March 19, 2019 was $121,977, resulting in an increase in Contributed Capital on the Consolidated Statements of Members’ Equity of $8,564.

On March 19, 2019, the Company, through an affiliate, purchased the remaining 5% interest in 4Front CIHI Investco LLC from a non-controlling interest by issuing 254 Class F units with a value of $123,635. The carrying value of the non-controlling interest on March 19, 2019 was $86,629 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $37,005.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.	MEMBERS’ EQUITY (continued)

On March 19, 2019, the Company, through an affiliate, purchased a 5% interest in Mission Maryland LLC from a non-controlling interest by issuing 171 Class F units with a value of $83,234. The carrying value of the non-controlling interest on March 19, 2019 was a deficit of $14,600 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $97,835.

On March 25, 2019, the Company, through an affiliate, purchased the remaining 34.6% interest in Adroit Consulting Group, LLC from non-controlling interests by issuing 2,062 Class F units with a value of $1,003,554. The carrying value of the non-controlling interest on March 25, 2019 was $598,241 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $405,313.

On March 25, 2019, the Company, through an affiliate, purchased the remaining 40% interest in Old State Line Consulting Group LLC from non-controlling interests by issuing 2,052 Class F units with a value of $998,811. The carrying value of the non-controlling interest on March 25, 2019 was $308,911 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $689,900.

On April 15, 2019, the Company, through an affiliate, purchased the remaining 40% interest in Harborside IGM and IGM from a non-controlling interest by issuing 10,737 Class F units with a value of $5,226,235. The carrying value of the non-controlling interest on April 15, 2019 was a deficit of $4,640,205 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $7,082,317.

On April 15, 2019, the Company, through an affiliate, purchased the remaining 24% interest in MMA Capital LLC from two non-controlling interests by issuing 620 Class F units with a value of $301,785. The carrying value of the non-controlling interest on April 15, 2019 was $2,621,676 resulting in an increase in Contributed Capital on the Consolidated Statements of Members’ Equity of $2,319,891.

On April 15, 2019, the Company, through an affiliate, purchased the remaining 10% interest in Mission Maryland LLC from a non-controlling interest by issuing 10,737 Class F units with a value of $138,724. The carrying value of the non-controlling interest on April 15, 2019 was a deficit of $35,698 resulting in a decrease in Contributed Capital on the Consolidated Statements of Members’ Equity of $174,422.

13.	NON-CONTROLLING INTEREST

Non-controlling interest is shown as a component of total members’ equity on the Consolidated Statements of Financial Position, and the share of income (loss) attributable to non-controlling interest is shown as a component of net income (loss) in the Consolidated Statements of Operations.

During the six months ended June 30, 2019 and 2018, non-controlling interests contributed $0 and $22,500 to 4Front PM InvestCo LLC. This capital contribution was required per the operating agreement.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.	SHARE-BASED COMPENSATION

During the six months ended June 30, 2019 and 2018, the Company granted 2,500 and 3,650 in new Class C units, respectively The Company recognized share-based compensation of approximately $394,907 and $118,301 during the six months ended June 30, 2019 and 2018, respectively, for these new Class C units.

The fair value of the Class C units granted in 2019 and 2018 was estimated using the Black- Scholes model, using various assumptions regarding (a) the expected holding period, (b) the risk-free rate of return, (c) expected dividend yield on the underlying units, (d) the expected volatility in the fair value of the Company’s equity, and was calculated based on the grant agreement terms, which included a hurdle amount to be exceeded before participation in returns.

The expected holding period represents the period of time that the units are expected to be outstanding. The units were assumed to remain outstanding until the Company experienced a change in control of ownership (CIC) or an initial public offering (IPO). The units vest based on continued employment with the Company. The risk-free rate of return for periods approximating the expected holding period of the units was based on the U.S. constant maturity treasuries yield in effect at the grant date. A dividend yield was assumed based on the 6% preferred return for the Class A units. Because the Company’s equity was privately held and was not traded in an active market, the Company used the historical volatility of the share values of publicly traded companies within similar industries as the Company as a surrogate for the expected volatility of equity

The key assumptions used for grants awarded in 2019 and 2018 were as follows:

Expected holding period – 5 years and 1 years for grants on or after November 28, 2018

Risk–free rate of return – 1.2%

Expected volatility – 70.0%

Share-based compensation cost is recognized by amortizing the grant-date fair value of the share based awards, less estimated forfeitures, on a straight-line basis over the requisite service period of each award. Share-based compensation is included in selling, general and administrative expenses in the accompanying consolidated statement of operations. As of June 30, 2019 and December 31, 2018, there was approximately $862,000 and $1,264,000 respectively of unrecognized compensation cost related to outstanding share-based awards, which is expected to be recognized subsequent to June 30, 2019. Total unrecognized compensation cost will be adjusted for estimated forfeitures.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.	RELATED PARTIES

(a)	Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Managers, who control approximately 30% of the Class A, Class B and Class C units of the Company. Compensation provided to key management for the six months ended June 30, 2019 and 2018 is as follows:

	2019	2018

Short-term employee benefits	$869,000	$526,000
Share-based compensation	110,000	22,000
	$979,000	$548,000

(b)	Related party transactions

The Company has issued notes receivable to certain related parties that hold or have applied for cannabis licenses or that have secured real estate that can be used for a cannabis facility. The Company’s strategy is to provide financing and real estate to related parties that own cannabis licenses where the Company has an economic interest through contracts. When related party cannabis operations open, cash flow is expected to be used to repay the loans and accrued interest. The Company has evaluated the value of the net assets of these related parties, including the cannabis licenses, and has determined that the value of the net assets is in excess of the loans and accrued interest outstanding at June 30, 2019 and December 31, 2018. The details of these notes receivable to related parties are as follows:

The Company holds notes receivable from Mission MA Inc. which is related because executives of the Company sit on the board of directors. As of June 30, 2019 and December 31, 2018, principal on the notes receivable from Mission MA Inc. totaled $10,246,729 and $8,198,446, respectively, and accrued interest totaled $1,808,202 and $995,047. Mission MA Inc. has used the proceeds from the notes to build a cannabis dispensary and a cultivation facility in Worcester Massachusetts and opened the dispensary to medical patients in May 2019. They are expected to receive an adult use license in the third quarter of 2019.

The Company holds notes receivable from Premium Medicine of Maryland, LLC. At June 30, 2019 and December 31, 2018, there was $1,428,235 and $1,367,822 in principal receivable and $96,067 and $68,400 in accrued interest. Premium opened a cannabis dispensary in Maryland in October 2018.

The Company holds notes receivable from Chesapeake Integrated Health Institute, LLC (CIHI). At June 30, 2019 and December 31, 2018, there was $525,000 in principal receivable for both years and $60,300 and $55,300 respectively for accrued interest from CIHI. CIHI opened a dispensary in Maryland in April 2019.

The Company holds notes receivable from Mission New Jersey LLC. At June 30, 2019 and December 31, 2018 there was $529,197 for both years in principal receivable and interest was not charged.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.	RELATED PARTIES (Continued)

The Company holds notes receivable from Arkansas Natural Products I LLC (ANP). At June 30, 2019 and December 31, 2018, there was $725,496 and $95,313 in principal payable respectively and interest was not charged. ANP opened a dispensary in June 2019.

The Company holds notes receivable from Regatta Partners LLC. At June 30, 2019 and December 31, 2018 and 2017, there was $296,850 and $272,850 in principal payable respectively and interest was not charged.

As of June 30, 2019 and December 31, 2018, the Company holds notes receivable of $504,837 and $504,576, respectively, from various other entities that hold cannabis licenses, have applied for cannabis licenses, or hold interests in real estate that can be used for cannabis operations. These entities are related parties because one or more employee of the Company has an ownership in the entity.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

16.	COMMITMENTS AND CONTINGENCIES

Contingencies – The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation at June 30, 2019 and December 31, 2018, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Cannabis is still considered a Schedule 1 substance under the Controlled Substance Act. As such, there is an inherent risk related to the federal government’s position on cannabis; additionally, the risk exists, due to the Company’s business in cannabis, that third party service providers could suspend or withdraw services and as well as the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.; however, the Company has deemed it not reasonable to estimate a potential liability related to the possible enforcement of laws against the medical cannabis industry.

The Company is currently in a dispute with regulators in Massachusetts regarding the transfer of a cannabis license for a dispensary. The Company believes that it is in compliance and expects to settle the dispute by the end of 2019.

Legal Matters – The Company is involved in certain disputes arising in the ordinary course of business. Such disputes, taken in the aggregate, are not expected to have a material adverse effect on the Company.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.	COMMITMENTS AND CONTINGENCIES (Continued)

During 2017, the Company was in a legal dispute with two former consulting clients whom the Company performed services for since 2015. The parties agreed to arbitration, and a final decision by a Panel of the American Arbitration Association on November 27, 2018, has found that one of the consulting clients is liable to the Company in the amount of $5.5 million and the other consulting client is liable to the Company in the amount of $3.8 million. The $3.8 million was paid in April 2019 and the $3.8 million was recorded in Other Income in the 2018 consolidated statement of operations. Due to uncertainty regarding payment of the $5.5 million, the Company has not recognized an asset for the damages for this decision.

In August 2019, the Company received $2.5 million in payments that were related to certain contract disputes. As a result, $2.5 million was recorded as Other Income during the three months ended June 30, 2019.

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, restricted cash, other receivables, notes receivable and accrued interest from related parties, accounts payable, other current liabilities, notes payable, and notes payable to related parties. The carrying values of these financial instruments approximate their fair values as of June 30, 2019 and December 31, 2018.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the six months ended June 30, 2019 and the year ending December 31, 2018.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

The following table summarizes the Company’s financial instruments as of June 30, 2019:

	Loans and		Other Financial
	Receivables		Liabilities	Total
Financial Assets:
Cash	$2,400,359	$		$2,400,359
Restricted Cash	21,914,115			21,914,115
Other Receivables	2,506,655			2,506,655
Notes Receivable and Accrued Interest	16,220,913			16,220,913
Financial Liabilities:
Accounts Payable			2,224,012	2,224,012
Accrued Liabilities			1,164,574	1,164,574
Notes Payable and Accrued Interest			10,471,103	10,471,103
Notes Payable & Accrued Interest Related Parties			10,191,502	10,191,502
Lease Liability			5,037,824	5,037,824

The following table summarizes the Company’s financial instruments as of December 31, 2018:

	Loans and		Other Financial
	Receivables		Liabilities	Total
Financial Assets:
Cash	$1,262,733	$		$1,262,733
Notes Receivable and Accrued Interest	12,611,951			12,611,951
Financial Liabilities:
Accounts Payable			1,283,279	1,283,279
Accrued Liabilities			667,409	667,409
Taxes Payable			647,846	647,846
Notes Payable and Accrued Interest			9,198,014	9,198,014
Lease Liability			87,538	87,538

(a)	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

(b)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of June 30, 2019 and December 31, 2018, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties was $16.2 million and $12.6 million, respectively.

The Company maintains cash with federally insured financial institutions. As of June 30, 2019 and December 31, 2018, the Company exceeded federally insured limits by approximately $23.5 million and $0.5 million, respectively. The Company has historically not experienced any losses in such accounts.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

At June 30, 2019, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total

Accounts Payable and Accrued Liabilities	$2,224,012	$-	$-	$-	$2,224,012
Lease Liability	625,516	1,509,904	685,468	2,216,936	5,037,824
Notes Payable	10,471,103	-	33,520,802	-	43,991,905
Notes Payable to
Related Parties	10,191,502	-	-	-	10,191,502

(d)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.	SEGMENT INFORMATION

Operating segments are components of the Company that engages in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the Company), the operations of which can be clearly distinguished, and the operating results of which are regularly reviewed by the chief operating decision maker ("CODM") for the purposes of resource allocation and assessing its performance.

During the six months ended June 30, 2019, the Company only had one operating segment, cannabis operations, which includes building and operating dispensaries and production facilities.

Significant Judgement

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the CODMs. The Company’s CODMs are the Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer. During the six months ended June 30, 2019, the CODMs did not use internal reports for any segments other than cannabis operations.

19.	SUBSEQUENT EVENTS

On July 31, 2019, Cannex Capital Holdings, Inc. ("Cannex") and 4Front completed their business combination and the creation of 4Front Ventures Corp. ("4Front Ventures") which now indirectly owns and operates the assets of Cannex and 4Front. The Class A subordinate voting shares of 4Front Venture ("Subordinate Voting Shares") now trade on the Canadian Securities Exchange ("CSE") under the new ticker "FFNT."

The business combination was completed by way of a plan of arrangement agreement under the Business Corporations Act (British Columbia) pursuant to the terms of the business combination agreement among 4Front, Cannex, 4Front Corp. and 1196260 B.C. Ltd. dated March 1, 2019, as amended (the "Arrangement Agreement"). Pursuant to the terms of the Arrangement Agreement, the former owners of 4Front exchanged, through a series of transactions, their respective interests in 4Front in exchange for a total of 340.4 million shares in 4Front Ventures when calculated as if all share classes were converted to Subordinate Voting Shares. Upon the closing of the transactions contemplated by the Arrangement Agreement, the resulting issuer has a basic total of 530.9 million shares, when calculated as if all share classes were converted to Subordinate Voting Shares, and a fully diluted total of 635.4 million shares when calculated on the same basis. Additionally, the holders of Class C multiple voting shares of 4Front Ventures, which, in aggregate, hold greater than 60% of voting control of the resulting issuer, have executed a Coattail Agreement with the resulting issuer and Alliance Trust Company, the transfer agent of 4Front Ventures which provides certain additional rights to Subordinate Voting Shares. Primary among these rights is the ability to "tag along" if required by the terms and conditions of the Coattail Agreement if there is a bid made for solely Multiple Voting Shares.

4FRONT HOLDINGS LLC
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the Six Months Ended June 30, 2019 and 2018
(Unaudited – Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.	SUBSEQUENT EVENTS (continued)

Cannex has operational expertise in premium indoor cannabis cultivation, extraction, manufacturing, and branding of cannabis edible and derivative products. Through its wholly owned subsidiaries, Cannex offers a wide range of services to operating cannabis companies, including real estate, management, financial, branding and IP licensing. Cannex subsidiary, Pure Ratios, is a wellness company focused on formulating products which combine cannabinoids with traditional and holistic ingredients. Cannex also owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor.

As of the issuance date, the Company has not completed the business combination accounting and is unable to provide combined revenue and profit or loss for the periods presented due to differences in reporting periods of the two companies.